Filed Pursuant to Rule 433
Registration Nos. 333-227600 and 333-227600-01
June 17, 2020

Essex Portfolio, L.P.
$150,000,000 2.650% Senior Notes due 2032
fully and unconditionally guaranteed by
Essex Property Trust, Inc.

Issuer:	Essex Portfolio, L.P.

Guarantor:	Essex Property Trust, Inc.

Principal Amount:
$150,000,000. The Notes will be issued as additional notes of, and will form a single series of securities with, the $500,000,000 2.650% Senior Notes due 2032 issued on February 11, 2020. The total aggregate principal amount of the 2.650% Senior Notes due 2032 that will be outstanding following this reopening will be $650,000,000. The original notes and the Notes will share the same CUSIP number and be fungible.

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa1 / BBB+ / BBB+

Trade Date:	June 17, 2020

Settlement Date:	June 19, 2020 (T+2)

Maturity Date:	March 15, 2032

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2020

Benchmark Treasury:	UST 0.625% due May 15, 2030

Benchmark Treasury Price / Yield:	98-28 / 0.743%

Spread to Benchmark Treasury:	T+135 basis points

Reoffer Yield:	2.093%

Coupon:	2.650% per annum

Price to Public:	105.660% of the Principal Amount, plus accrued interest in the amount of $1,413,333.33 for the period from and including February 11, 2020 up to but excluding the Settlement Date

Optional Redemption Provisions:	Prior to December 15, 2031, make-whole call as set forth in the preliminary prospectus supplement at Treasury + 20 basis points

On or after December 15, 2031, the redemption price will be 100% of the principal amount to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date, as set forth in the preliminary prospectus supplement

CUSIP / ISIN:	29717P AV9 / US29717PAV94

Joint Book-Running Managers:	U.S. Bancorp Investments, Inc.
Jefferies LLC
Regions Securities LLC
SunTrust Robinson Humphrey, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it from (i) U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607, or (ii) Jefferies LLC toll free at 1-877-877-0696.